UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 17, 2024

Hennessy Capital Investment Corp. VI

(Exact name of registrant as specified in its charter)

Delaware	001-40846	86-1626937
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

195 US Hwy 50, Suite 309 Zephyr Cove, Nevada	89448
(Address of principal executive offices)	(Zip Code)

(775) 339-1671

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Shares of Class A common stock, par value $0.0001 per share	HCVI	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	HCVIW	The Nasdaq Stock Market LLC
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	HCVIU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On June 17, 2024, Hennessy Capital Investment Corp. VI, a Delaware corporation (“SPAC”), Namib Minerals, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”) and a direct wholly-own subsidiary of The Southern SelliBen Trust, a registered New Zealand foreign trust (the “Company Requisite Shareholder”), Midas SPAC Merger Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo (“SPAC Merger Sub”), Cayman Merger Sub Ltd., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of PubCo (“Company Merger Sub”), and Greenstone Corporation, an exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company” or “Greenstone”), entered into a business combination agreement (the “Business Combination Agreement”). The Company is a gold producer, developer and explorer with operations focused in Zimbabwe.

Pursuant to the Business Combination Agreement, the parties thereto will enter into a business combination transaction by which, among other things, (a) Company Merger Sub will be merged with and into the Company (the “Company Merger”), with the Company being the surviving entity of the Company Merger and becoming a wholly-owned subsidiary of PubCo; and (b) immediately following the Company Merger, SPAC Merger Sub will be merged with and into SPAC (the “SPAC Merger” and, together with the Company Merger, the “Mergers”), with SPAC being the surviving entity of the SPAC Merger and becoming a wholly-owned subsidiary of PubCo. Upon closing of the Mergers (the “Closing,” and the date on which the Closing occurs, the “Closing Date”) SPAC and Greenstone each will become a direct wholly-owned subsidiary of PubCo, and PubCo will become a publicly traded company operating under the name “Namib Minerals,” and its ordinary shares and warrants are expected to trade on the Nasdaq Capital Market under the ticker symbols “NAMM” and “NAMMW,” respectively.

The proposed Mergers and the other transactions contemplated by the Business Combination Agreement (collectively, the “Transactions”) are expected to be consummated after the required approval by the shareholders of SPAC and the Company and the satisfaction of certain other conditions summarized below.

Business Combination Agreement

Conversion of Securities

Pursuant to the terms of the Business Combination Agreement, the aggregate consideration to be paid to existing Company shareholders (“Company Shareholders”) at Closing is (a) $500.0 million, minus (b) the estimated indebtedness as of the Company as of the date of the Closing, plus (c) the estimated cash as of the Company as of the date of the Closing, plus (d) the amount of any filing fees paid by the Company in connection with the Registration Statement (such calculated amount being equal to the “Equity Value”). The consideration will be paid entirely in stock, comprised of newly issued ordinary shares of PubCo, par value $0.0001 per share (each, a “PubCo Ordinary Share”), at a price of $10.00 per ordinary share. In addition, the Company Shareholders will be entitled to receive up to 30.0 million of additional PubCo Ordinary Shares in contingent consideration, subject to the achievement of certain operational milestones over an eight (8) year post-Closing period, as described below under “Company Earnout.”

At the effective time of the Company Merger (the “Company Merger Effective Time”), each ordinary share in the capital of the Company, par value $1.00 per share (each, a “Company Share”), that is issued and outstanding immediately prior to the Company Merger Effective Time will be exchanged for such fraction of a newly issued PubCo Ordinary Share that is equal to the quotient of (a) the Equity Value, divided by the (B) Fully-Diluted Company Shares (as defined in the Business Combination Agreement), divided by (c) $10.00 (the PubCo Ordinary Shares issued in exchange for Company Shares, collectively, the “Company Shareholder Closing Consideration”).

As a result of the SPAC Merger, (a) each outstanding share of SPAC’s common stock will be cancelled in exchange for the right to receive for one PubCo Ordinary Share, and (b) each outstanding SPAC warrant will become exercisable for one PubCo Ordinary Share on the same terms and conditions.

Company Earnout

During the period between the Closing Date and the eighth (8th) anniversary of the Closing Date (the “Earnout Period”),  PubCo will issue, in addition to the Company Shareholder Closing Consideration issued at Closing, up to 30.0 million PubCo Ordinary Shares (collectively, the “Company Earnout Shares”) to the Company Shareholders as follows upon the satisfaction of the following milestones:

(i)	1.0 million PubCo Ordinary Shares the Company delivers a bankable feasibility study for the Mazowe mine;

(ii)	4.0 million PubCo Ordinary Shares if the Mazowe mine reaches commercial production (i.e., the production of the first gold bar after processing and smelting);

(iii)	1.0 million PubCo Ordinary Shares the Company delivers a bankable feasibility study for the Redwing mine;

(iv)	4.0 million PubCo Ordinary Shares if the Redwing mine reaches commercial production (i.e., the production of the first gold bar after processing and smelting); and

(v)	10.0 million PubCo Ordinary Shares if the net present value of certain exploration projects in the Democratic Republic of the Congo, as identified in a bankable feasibility study, is greater than or equal to $1.0 billion, with an additional 10.0 million shares if such net present value is greater than or equal to $2.0 billion.

Upon the occurrence of a Change of Control (as defined in the Business Combination Agreement) of PubCo during the Company Earnout Period, then all milestones described above will be deemed to have been satisfied and all Company Earnout Shares that have not been previously issued will be issued to the Company Shareholders effective as of immediately prior to the consummation of such Change of Control.

Registration Statement

As promptly as practicable after the date of the Business Combination Agreement, SPAC, PubCo and the Company will prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which will include a prospectus with respect to PubCo’s securities to be issued in connection with the Business Combination Agreement and a proxy statement to be distributed to holders of SPAC’s common stock in connection with SPAC’s solicitation of proxies for the vote by SPAC’s stockholders with respect to the proposed Business Combination with Greenstone and other matters to be described in the Registration Statement (the “Proxy Statement”).

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of (a) the SPAC and (b) the Company, PubCo, Company Merger Sub and SPAC Merger Sub, in each case relating to, among other things, their ability to enter into the Business Combination Agreement and their outstanding capitalization. The representations and warranties of SPAC, the Company, PubCo, Company Merger Sub and SPAC Merger Sub will not survive the Closing, and the Business Combination Agreement does not provide for indemnification with respect to any of the representations and warranties of the parties thereto.

Covenants

The Business Combination Agreement contains customary covenants of the parties, including, among others, covenants requiring (i) the parties to conduct their respective businesses in the ordinary course through the Closing Date, (ii) the parties not to solicit, initiate, submit, facilitate, discuss or negotiate with third parties regarding alternative transactions and will comply with certain related restrictions, (iii) SPAC, PubCo and the Company to prepare and PubCo to file with the SEC the Registration Statement, (iv) SPAC and PubCo to use commercially reasonable efforts to execute financing agreements (the “Permitted Financing”) raising $60.0 million or more in aggregate gross proceeds prior to or at the Closing, and (v) the Company to consult with and keep SPAC reasonably informed of the any interim financings by the Company prior to the Closing.

Governance

The Business Combination Agreement provides that, immediately following the Closing, the board of directors of PubCo (i) will consist of one (1) director desginated in writing by the Sponsor, reasonably acceptable to the Company and qualifying as an independent director, and such other directors designated in writing by the Company, after consultation with SPAC, and (ii) will be divided into three (3) classes of directors with staggered terms. The management team of PubCo as of immediately following the Closing will consist solely of the Company’s current management team.

Closing; Conditions to Closing

The Closing will occur on the first date following the satisfaction or waiver of all of the closing conditions, or at such other time or in such other manner as agreed upon by the SPAC and the Company in writing.

The obligations of the parties to consummate the Mergers and the Transactions are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following closing conditions: (i) approval of the Transactions by the shareholders of PubCo, the Company, Company Merger Sub and SPAC; (ii) the Registration Statement having become effective under the Securities Act of 1933, as amended (the “Securities Act”); (iii) PubCo’s initial listing application with Nasdaq will have been conditionally approved and, immediately following the Closing, PubCo will satisfy any applicable listing requirements of Nasdaq; (iv) no governmental authority will have enacted, issued, promulgated, enforced or entered any law or governmental order that makes the Closing illegal or otherwise prevents the Closing; (v) none of PubCo, Company Merger Sub, SPAC Merger Sub, the Company or any of the Company’s subsidiaries will be in bankruptcy, receivership, administration, restructuring, corporate rescue or other similar proceedings, and no liquidator, administrator, restructuring officer or similar person will have been appointed, in each case under any applicable administration, scheme of arrangement, restructuring, receivership, corporate rescue, insolvency, bankruptcy, or reorganization laws; (vi) (a) the gross amount of cash available in the SPAC’s trust account following redemptions of SPAC public shares plus (b) the aggregate gross amount of Permitted Financing proceeds that have been (or will be) funded will be not less than $25.0 million; and (vii) other customary closing conditions set forth in the Business Combination Agreement.

Termination

The Business Combination Agreement may be terminated and the Mergers and the Transactions may be abandoned at any time prior to the Company Merger Effective Time, as follows:

(a)	by mutual written consent of SPAC and the Company;

(b)	by either the Company or SPAC if the Closing has not occurred by December 16, 2024 and no material breach of the Business Combination Agreement by the party seeking to terminate primarily caused or resulted in the failure of the Transactions to be consummated by such time;

(c)	by either the Company or SPAC if any governmental authority has enacted, issued, promulgated, enforced or entered any governmental order which has become final and nonappealable and has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions;

(d)	by either the Company or SPAC if the SPAC stockholders do not approve the Transactions;

(e)	by SPAC if the Company Shareholders do not approve the Transactions;

(f)	by SPAC if the Company fails to deliver either of a Regulation S-K 1300 compliant technical report summary or the Company’s 2023 and 2022 audited financial statements on or before August 31, 2024;

(g)	by SPAC if: (i) any PubCo, Company Merger Sub, SPAC Merger Sub, the Company or any of the Company’s subsidiaries enters into bankruptcy, receivership, administration, restructuring, corporate rescue or other similar proceedings or (ii) a liquidator, administrator, restructuring officer, or similar person is appointed on behalf of PubCo, Company Merger Sub, SPAC Merger Sub, the Company or any of the Company’s subsidiaries, in each case under any applicable administration, scheme of arrangement, restructuring, receivership, corporate rescue, insolvency, bankruptcy, or reorganization laws; or

(h)	by either the Company or SPAC upon a material breach of any representation, warranty, covenant or agreement on the part of the other in the Business Combination Agreement or in any other agreements relating to the Transactions and such breach is not cured within thirty (30) days following receipt of a written notice of such breach.

If the Business Combination Agreement is terminated, the Business Combination Agreement will become void, and have no effect, without any liability on the part of any party thereto or its respective affiliates, officers, directors or shareholders, other than liability of the Company, SPAC, the SPAC Merger Sub, or the Company Merger Sub, as the case may be, for fraud or for any willful and material breach of the Business Combination Agreement occurring prior to such termination.

The foregoing description of the Business Combination Agreement and the Transactions does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement and any related agreements. The Business Combination Agreement is included to provide security holders with information regarding its terms. It is not intended to provide any other factual information about SPAC, the Company or the other parties thereto. In particular, the assertions embodied in representations and warranties by SPAC, SPAC Merger Sub, Company Merger Sub and the Company contained in the Business Combination Agreement are solely for the benefit of the parties to the Business Combination Agreement, are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement, including being qualified by confidential information in the disclosure schedules provided by the parties in connection with the execution of the Business Combination Agreement, and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to securityholders. The confidential disclosures contain information that modifies, qualifies and creates exceptions to the representations, warranties, covenants and agreements set forth in the Business Combination Agreement. Moreover, certain representations and warranties in the Business Combination Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Investors and securityholders are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in SPAC’s public disclosures.

The foregoing description of the Business Combination Agreement is qualified in its entirety by reference to the full text of the Business Combination Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K (this “Report”) and is incorporated herein by reference.

Shareholder Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, the Company Requisite Shareholder, SPAC and the Company entered into Shareholder Support Agreement (the “Shareholder Support Agreement”), pursuant to which, among other things, and subject to the terms and conditions set forth therein, the Company Requisite Shareholder agreed to (a) vote all Company Shares held by the Company Requisite Shareholder in favor of the Business Combination Agreement, the Transactions and any related actions, and against any other transactions or proposals intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions in any material respect or the failure of any closing conditions of the Business Combination Agreement, (b) adopt prior to the Closing a written resolution approving the Business Combination Agreement and the other transaction documents and approving the Mergers and other Transactions and adopting the agreed-upon form of organizational documents of PubCo to be in effect as of the Closing, (c) take all actions reasonably necessary to consummate the Transactions, and (d) not transfer any Company Shares held by the Company Requisite Shareholder, subject to certain exceptions.

The foregoing description of the Shareholder Support Agreement is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is filed as Exhibit 10.1 to this Report and is incorporated herein by reference.

Sponsor Support Agreement

Hennessy Capital Partners VI LLC, a Delaware limited liability company and the existing sponsor of the SPAC (the “Sponsor”), the Company, the SPAC and certain stockholders of the SPAC named therein, have executed a Sponsor Support Agreement Company (the “Sponsor Support Agreement”), pursuant to which, among other things, and subject to the terms and conditions set forth therein, Sponsor and certain other stockholders of the SPAC have agreed to (a) vote all of their shares of SPAC’s common stock in favor of the Business Combination Agreement, the Transactions and any related actions, and against any other transactions or proposals intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions in any material respect or the failure of any closing conditions of the Business Combination Agreement, (b) take all actions reasonably necessary to consummate the Transactions, and (c) not transfer or redeem any shares of SPAC’s common stock and SPAC warrants held by them prior to Closing, subject to certain exceptions.

The foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is filed as Exhibit 10.2 to this Report and is incorporated herein by reference.

Sponsor Letter Agreement

The Sponsor, the SPAC and PubCo have executed a Sponsor Letter Agreement (the “Sponsor Letter Agreement”) pursuant to which, among other things, and subject to the terms and conditions set forth therein, Sponsor agreed to (a) waive the anti-dilution rights of the shares of the SPAC’s Class B common stock, par value $0.0001 per share ( “SPAC Class B Common Stock”) set forth in SPAC’s organizational documents in connection with the consummation of the Transactions , (b) subject certain of the PubCo Ordinary Shares Sponsor would receive via the SPAC Merger to certain vesting conditions and potential forfeiture (as described below under “Sponsor Earnout Shares”) and (c) forfeit to the SPAC (i) 1.36 million shares of SPAC’s common stock, held by Sponsor, prior to Closing and (ii) up to an additional 2.0 million shares of SPAC’s common stock held by Sponsor of the SPAC prior to Closing (the “Additional Founder Forfeited Shares”) to the extent necessary to ensure that the total gross proceeds from the Permitted Financing are not less than $50.0 million. If at the Closing, certain of the SPAC’s transaction expenses exceed $8 million (such excess over $8 million, the “SPAC Transaction Expenses Cap Excess”), the Sponsor will forfeit to the SPAC a number of shares of SPAC’s common stock equal to (x) the amount of the SPAC Transaction Expenses Cap Excess divided by (y) $10.00.

Sponsor Earnout Shares

Pursuant to the Sponsor Letter Agreement, the Sponsor also agreed to subject a number of PubCo Ordinary Shares that it would otherwise receive via the SPAC Merger equal to (i) 2.0 million minus (ii) the number of Additional Founder Forfeited Shares, as unvested “Sponsor Earnout Shares” subject to certain vesting and potential forfeiture restrictions as set forth therein. Fifty percent (50%) of the Sponsor Earnout Shares will vest on the first date on which the closing price of PubCo Ordinary Shares exceeds $12.50 for any 20 trading days within a consecutive 30-trading day period. The remaining 50% of the Sponsor Earnout Shares will vest on the first date on which the closing price of PubCo Ordinary Shares exceeds $15.00 for any 20 trading days within a consecutive 30 -trading day period. Upon the occurrence of a Change of Control (as defined in the Sponsor Letter Agreement) of PubCo during the period commencing on the date that is 150 days after the Closing Date and ending on the eighth (8th) anniversary of the Closing Date (the “Sponsor Earnout Period”), then the vesting requirements described in the immediately preceding two sentences will be deemed to have been satisfied and vesting of the Sponsor Earnout Shares will be accelerated. Any unvested Sponsor Earnout Shares will automatically be forfeited if the Sponsor Earnout Shares have not vested prior to the end of the Sponsor Earnout Period.

The foregoing description of the Sponsor Letter Agreement is qualified in its entirety by reference to the full text of the Sponsor Letter Agreement, a copy of which is filed as Exhibit 10.3 to this Report and is incorporated herein by reference.

Registration Rights and Lock-Up Agreement

In connection with the Closing, PubCo, certain SPAC stockholders (including Sponsor) and all Company Shareholders will enter into a Registration Rights and Lock-Up Agreement substantially in the form attached as Exhibit A to the Business Combination Agreement (the “Registration Rights and Lock-Up Agreement”). Pursuant to the terms of the Registration Rights and Lock-Up Agreement, effective upon the Closing, PubCo will, within 15 business days after the Closing, file with the SEC (at PubCo’s sole cost and expense) a registration statement (the “Resale Registration Statement”) registering the resale of certain securities held by or issuable to the PubCo shareholders party thereto (“Registration Rights Holders”), and PubCo will use its reasonable best efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof, but in no event later than 10 calendar days after the SEC notifies PubCo that the SEC will not review the Resale Registration Statement or that the Resale Registration Statement will not be subject to further review and comment. In certain circumstances, the Registration Rights Holders can demand underwritten offerings and will be entitled to certain customary piggyback registration rights, in each case subject to certain limitations set forth in the Registration Rights Agreement, provided, that PubCo is not obligated to effect more than an aggregate of three (3) underwritten offerings and is not obligated to effect an underwritten offering within 90 calendar days after the closing of an underwritten offering.

The Registration Rights and Lock-Up Agreement further provides for the securities held by Registration Rights Holders will be subject to transfer restrictions for a period of time following the Closing (such securities, the “Lock-Up Shares”), as described below, subject to certain customary exceptions. The Lock-Up Shares may not be transferred for the period commencing on the date of the Business Combination Agreement and ending on the earliest of (x) the date falling twelve (12) months after the Closing Date and (y) the completion by PubCo (after the Closing Date) of a liquidation, merger, share exchange or other similar transaction that results in all shareholders of PubCo having the right to exchange their PubCo Ordinary Shares for cash, securities or other property (such period, the “Lock-Up Period”); provided, however, that (a) 50% of the Lock-Up Shares will be released on such date on which the reported closing price of the PubCo Ordinary Shares equals or exceeds $12.50 per PubCo Ordinary Share for any 20 trading days within a consecutive 30-trading day period commencing at least 150 days after the Closing Date; and (b) 100% of the Lock-Up Shares will be released on the date on which the reported closing price of the PubCo Ordinary Shares equals or exceeds $15.00 per PubCo Ordinary Shares for any 20 trading days within a consecutive 30-trading day period commencing at least 150 days after the Closing Date.

The foregoing description of the Registration Rights and Lock-Up Agreement is qualified in its entirety by reference to the full text of the form of Registration Rights and Lock-Up Agreement, a copy of which is included as Exhibit A to the Business Combination Agreement, filed as Exhibit 2.1 to this Report, and incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On June 18, 2024, SPAC and the Company issued a joint press release announcing the execution of the Business Combination Agreement. The press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

The foregoing (including Exhibit 99.1) and the information set forth therein are being furnished pursuant to Item 7.01 and shall not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall they be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

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Important Information for Investors and Stockholders

In connection with the Transactions, PubCo intends to file with the SEC the Registration Statement, which will include a prospectus with respect to PubCo’s securities to be issued in connection with the Transactions and a proxy statement to be distributed to holders of SPAC’s common stock in connection with SPAC’s solicitation of proxies for the vote by SPAC’s stockholders with respect to the Transactions and other matters to be described in the Registration Statement. After the SEC declares the Registration Statement effective, SPAC plans to file the definitive Proxy Statement with the SEC and to mail copies to stockholders of SPAC as of a record date to be established for voting on the Transactions. This Report does not contain all the information that should be considered concerning the Transactions and is not a substitute for the Registration Statement, the Proxy Statement or for any other document that PubCo or SPAC may file with the SEC. Before making any investment or voting decision, investors and security holders of SPAC and Greenstone are urged to read the Registration Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Transactions as they become available because they will contain important information about, Greenstone, SPAC, PubCo and the Transactions.

Investors and security holders will be able to obtain free copies of the Registration Statement and all other relevant documents filed or that will be filed with the SEC by PubCo and SPAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by PubCo and SPAC may be obtained free of charge from SPAC’s website at hennessycapllc.com or by directing a request to Daniel Hennessy, Chief Executive Officer, PO Box 1036, 195 US Hwy 50, Suite 309, Zephyr Cove, Nevada 89448 or by telephone at (775) 339 1671. The information contained on, or that may be accessed through, the websites referenced in this Report is not incorporated by reference into, and is not a part of, this Report.

Participants in the Solicitation

The Company, SPAC, PubCo and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SPAC’s stockholders in connection with the Transactions. For more information about the names, affiliations and interests of SPAC’s directors and executive officers, please refer to SPAC’s annual report on Form 10-K filed with the SEC on March 29, 2024 and Registration Statement, Proxy Statement and other relevant materials filed with the SEC in connection with the Transactions when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SPAC’s stockholders generally, will be included in the Registration Statement, when it becomes available. Stockholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward Looking Statements

This Report includes, or incorporates by reference, forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this Report are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SPAC’s, PubCo’s, or their respective management teams’ expectations concerning the outlook for their or PubCo’s business, productivity, plans, and goals for future operational improvements and capital investments, operational performance, future market conditions, or economic performance and developments in the capital and credit markets and expected future financial performance, including expected gross proceeds, expected additional funding, the percentage of redemptions of SPAC’s public stockholders, growth prospects and outlook of PubCo’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of Greenstone’s exploration and production projects, as well as any information concerning possible or assumed future results of operations of PubCo. Forward-looking statements also include statements regarding the expected benefits of the Transactions. The forward-looking statements are based on the current expectations of the respective management teams of PubCo and SPAC, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Transactions may not be completed in a timely manner or at all, which may adversely affect the price of SPAC’s securities; (ii) the risk that the Transactions may not be completed by SPAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SPAC; (iii) the failure to satisfy the conditions to the consummation of the Transactions, including the adoption of the Business Combination Agreement by the stockholders of SPAC, the satisfaction of the $25 million minimum cash amount condition to the Business Combination Agreement following redemptions by SPAC’s public stockholders and the receipt of certain regulatory approvals; (iv) market risks, including the price of gold; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (vi) the effect of the announcement or pendency of the Transactions on PubCo’s business relationships, performance, and business generally; (vii) risks that the Transactions disrupt current plans of PubCo and potential difficulties in its employee retention as a result of the Transactions; (viii) the outcome of any legal proceedings that may be instituted against PubCo or SPAC related to the Business Combination Agreement or the Transactions; (ix) failure to realize the anticipated benefits of the Transactions; (x) the inability to maintain the listing of SPAC’s securities or to meet listing requirements and maintain the listing of PubCo’s securities on the Nasdaq; (xi) the risk that the price of PubCo’s securities may be volatile due to a variety of factors, including changes in the highly competitive industries in which PubCo plans to operate, variations in performance across competitors, changes in laws, regulations, technologies, natural disasters or health epidemics/pandemics, national security tensions, and macro-economic and social environments affecting its business, and changes in the combined capital structure; (xii) the inability to implement business plans, forecasts, and other expectations after the completion of the Transactions, identify and realize additional opportunities, and manage its growth and expanding operations; (xiii) the risk that PubCo may not be able to successfully develop its assets, including expanding the How Mine, restarting and expanding its other mines in Zimbabwe or developing its exploration permits in the Democratic Republic of Congo (“DRC”); (xiv) the risk that PubCo will be unable to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all; (xv) political and social risks of operating in Zimbabwe and the DRC; (xvi) the operational hazards and risks that PubCo faces; and (xvii) the risk that additional financing in connection with the Transactions may not be raised on favorable terms, in a sufficient amount to satisfy the $25 million (post-redemptions) minimum cash amount condition to the Business Combination Agreement, or at all. The foregoing list is not exhaustive, and there may be additional risks that neither SPAC nor PubCo presently know or that SPAC and PubCo currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this Report and the other risks and uncertainties described in the “Risk Factors” section of SPAC’s Annual Report on Form 10-K for the year ended December, 31, 2023, which was filed with the SEC on March 29, 2024, the risks to be described in the Registration Statement and those discussed and identified in public filings made with the SEC by SPAC and PubCo, from time to time. PubCo and SPAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this Report speak only as of the date of this Report. None of SPAC or PubCo undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that SPAC or PubCo will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Transactions, in SPAC’s or PubCo’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to review carefully.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Transactions shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

Number	Description

2.1*	Business Combination Agreement, dated as of June 17, 2024, by and among Hennessy Capital Investment Corp. VI, Namib Minerals, Midas SPAC Merger Sub Inc., Cayman Merger Sub Ltd., and Greenstone Corporation.

10.1	Shareholder Support Agreement, dated as of June 17, 2024, by and among Hennessy Capital Investment Corp. VI, The Southern SelliBen Trust and Greenstone Corporation.

10.2	Sponsor Support Agreement, dated as of June 17, 2024, by and among Greenstone Corporation, Hennessy Capital Investment Corp. VI, Hennessy Capital Partners VI, LLC and the other stockholders of Hennessey Capital Investment Corp. VI listed therein.

10.3	Sponsor Letter Agreement, dated as of June 17, 2024, by and among Hennessy Capital Investment Corp. VI, Hennessy Capital Partners VI, LLC and Namib Minerals.

99.1	Joint Press Release of Namib Minerals and Hennessy Capital Investment Corp. VI issued June 18, 2024

*	Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. Hennessy Capital Investment Corp. VI agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 18, 2024

HENNESSY CAPITAL INVESTMENT CORP. VI

By:	/s/ Nicholas A. Petruska
Name: Nicholas A. Petruska
Title: Chief Financial Officer